Exhibit 99.1

PRESS RELEASE

ROSTELECOM REPORTS FIRST HALF 2008 RAS OPERATING PROFIT GROWTH OF 16.1%; OIBDA MARGIN OF 27.6%

•	Revenue for the first half of 2008 amounted to RUB 30,587.5 million – a similar level compared to H12007;

•	Domestic long-distance traffic decreased by 0.9%(1) year on year, outgoing international traffic was down by 2.8%; incoming international traffic increased 9.4%.

•	Revenues from data transmission and telematic services surged by 3.8 times year on year to RUB 1,172.6 million;

•	OIBDA(2) rose by 15.6% to RUB 8,453.8 million, representing an OIBDA margin of 27.6%.

•	First half 2008 net profit amounted to RUB 4,983.5 million – a year-on-year increase of 6.2%.

Moscow – August 4, 2008 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced its unaudited first half 2008 results in accordance with the Russian Accounting Standards (RAS).

Rostelecom’s first half 2008 revenues amounted to RUB 30,587.5 million – a similar level compared to the same period last year.

Data transmission services continue to substantially increase the share of the Company’s total revenues compared to the traditional services provided by Rostelecom.

Domestic long-distance (DLD) traffic for the first half of 2008 decreased by 0.9% year on year. First half 2008 DLD revenues decreased by 4.2% and totaled RUB 14,768.4 million. The decrease in both DLD traffic and revenues was mainly attributable to the migration of DLD traffic from fixed-line to mobile networks, changes in the fixed-line market structure as well as the implementation of lower price cap tariffs as mandated by the regulatory authorities

Outgoing international long-distance (ILD) traffic decreased by 2.8% year on year. ILD revenues from Russian operators and subscribers amounted to RUB 5,840.2 million, representing a decrease of 7.5% year on year. The decrease in revenues was primarily due to the changes in the OILD traffic mix.

First half 2008 incoming ILD traffic increased by 9.4% year on year. Rostelecom increased its share of the incoming international traffic, as the Company continued to leverage its strong market position. Revenues from international operators for incoming ILD traffic transit and termination rose 7.1% year on year to RUB 2,764.7 million.

Revenue from other business segments increased by 12.0% year on year to RUB 7,214.2 million, reflecting the growth of value-added and new products and services. Rostelecom delivered increases in revenues from data transmission and telematic services, leased lines, intelligent network services as well as customer equipment servicing among others.

(1)  All traffic data provided in the press release is preliminary.

(2)  OIBDA is calculated as total revenues less operating expenses excluding depreciation.

For the first six months of 2008, revenues from data transmission and telematic services saw a substantial increase of 3.8 times compared to H1 2007, amounting to RUB 1,172.6 million, while revenues from intelligent network services rose to RUB 618.3 million representing a year-on-year increase of 27.2%.  Revenues from leased line services grew 2.6 % year on year to RUB 4,034.0.

Rostelecom’s operating expenses for the first half 2008 amounted to RUB 24,272.5 million – a year-on-year decrease of 4.1%.

Depreciation for the first six months of 2008 amounted to RUB 2,138.8 million.  The increase of 14.2% compared to the same period last year is a result of property, plant and equipment additions during 2007.

OIBDA for the first half 2008 grew 15.6% year on year to RUB 8,453.8 million, representing an OIBDA margin of 27.6%.  The increase compared to the same period last year was mainly attributable to the decrease in the Company’s operating expenses – among other things, due to the elimination of a compensation surcharge as of January 1, 2008.

First half 2008 operating profit amounted to RUB 6,315.0 million, up 16.1% year on year.

Other gains and losses for the first six months of 2008 totaled RUB 310.9 million compared to RUB 833.0 million a year ago. The decrease was mainly driven by the sale of a number of financial investments, a reduction in the number of financial investments to be revaluated, along with foreign exchange loss in the first half 2008.

Rostelecom’s net profit for the first half 2008 increased by 6.2% and totaled RUB 4,983.5 million.

Profit and Loss Statement, RUB Million

	6mo 2008	6mo 2007	% change, y-o-y

Revenue	30,587.5	30,743.1	-0.5%

Operating expenses, incl.	(24,272.5)	(25,305.3)	-4.1%

Depreciation	(2,138.3)	(1,873.3)	14.2%

OIBDA	8,453.8	7,311.1	15.6%

Operating profit	6,315.0	5,437.8	16.1%

Other gains & losses, incl.	310.9	833.0	-62.7%

Profit (loss) from revaluation of financial investments	(236.9)	826.8	n/a

Profit before tax	6,625.9	6,270.8	5.7%

Profit tax	(1,642.4)	(1,579.7)	4.0%

Net Profit	4,983.5	4,691.1	6.2%

Key ratios

	6 mo 2008	6 mo 2007

Operating margin, %	20.6%	17.7%

OIBDA margin, %	27.6%	23.8%

Net margin, %	16.3%	15.3%

Profit and Loss Statement, RUB Million

	6mo 2008	6mo 2007	% change, y-o-y

Revenue	30,587.5	30,743.1	-0.5%

Operating expenses, incl.	(24,272.5)	(25,305.3)	-4.1%

Depreciation	(2,138.3)	(1,873.3)	14.2%

OIBDA	8,453.8	7,311.1	15.6%

Operating profit	6,315.0	5,437.8	16.1%

Other gains & losses, incl.	310.9	833.0	-62.7%

Profit (loss) from revaluation of financial investments	(236.9)	826.8	n/a

Profit before tax	6,625.9	6,270.8	5.7%

Profit tax	(1,642.4)	(1,579.7)	4.0%

Net Profit	4,983.5	4,691.1	6.2%

Key ratios

	6 mo 2008	6 mo 2007

Operating margin, %	20.6%	17.7%

OIBDA margin, %	27.6%	23.8%

Net margin, %	16.3%	15.3%

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•	Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•	the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•	the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•	the Company’s plans with respect to improving its corporate governance practices;

•	the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•	economic outlook and industry trends;

•	the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•	other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•	risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•

risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•

risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•	technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•

other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru